Uroplasty, Inc.
5420 Feltl Road
Minnetonka, Minnesota 55343
October 16, 2006

U.S. Securities and Exchange Commission	VIA EDGAR
100 F Street N.E.
Washington, D.C. 20549	VIA FACSIMILE
(202) 772-9218

Re:	Uroplasty, Inc. Request for Acceleration of Uroplasty, Inc. Registration Statement on Form S-3 File No. 333-137128
Ladies and Gentlemen:
     We hereby request acceleration of the effectiveness of our Registration Statement on Form S-3, Registration No. 333-137128, on Tuesday, October 17, 2006 at 1:00 p.m. Eastern Time.
     In connection with this request, the Company, through the undersigned officer, hereby acknowledges the following:
1.	Should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your prompt attention to this request.

Very truly yours,

UROPLASTY, INC.

By	/s/ Mahedi A. Jiwani
Mahedi A. Jiwani, Chief Financial Officer